Management Discussion and Analysis

August 31, 2013

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited consolidated financial statements for the years ended August 31, 2013 and 2012. The MD&A was prepared as of November 12, 2013. All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the year ended August 31, 2013

•	The Company’s Kigosi Project has been granted a Mineral Rights and Mining Licence, through its wholly owned subsidiary, Tanzania American International Development Corporation 2000 Limited (“Tanzam”). The Mineral Rights and Mining Licence covers the entire area applied for, 9.91 square kilometres of the Kigosi Project. The grant of a Mining Licence allows for eventual production at Kigosi.

•	Potential Tungsten occurrences in northwest Tanzania from licences held by Northwestern Base Metals Company Limited, a subsidiary of the Company.

•	The Company reintroduced the Biogeochemical (BGC) program for macro targeting of mineral resources. The BGC objective for the company’s prospecting licenses in the Karagwe-Akolean belt is to conduct an efficient and rapid exploration survey targeting Nickel, Cobalt and the Platinum Group Metals (PGM).

•	Buckreef Gold Project deep diamond drill program was completed during the year. Assay results from the deep diamond drill program confirmed continuity of wide, higher grade gold mineralization.

•	The Company signed Kigosi Access Agreement in December 2012 and in February 2013 the Company was awarded an Environmental Impact Assessment (EIA) Certificate for Kigosi.

•	Assay results from Eastern Porphyry prospect at the Buckreef Gold Project continues to increase confidence in the additional potential the prospect might possess

•	The Company is preparing mineral resource block models and upgraded mineral resource statements for the Company’s Buckreef Project as a result of the successful completion of the Company’s expanded drilling program

•	In November 2012 the Company announced the formation of Northwestern Basemetals Company Limited, a new company 75% owned by Tanzanian Royalty, 15% by State Mining Corporation (“Stamico”) and 10% by Songshan Mining Company, to explore the Kabanga nickel, cobalt and platinum group metals belt in Tanzania

1

Management Discussion and Analysis

August 31, 2013

Overall Performance

As at August 31, 2013 the Company had current assets of $11,289,745 compared to $20,483,824 on August 31, 2012. The decrease is mainly due to net expenditures on exploration of $4,109,573 (2012 - $9,593,993) and cash used in operations of $4,137,953 (2012 - $4,713,619). Mineral properties and deferred exploration costs were $45,932,207 as compared to $44,017,541 at August 31, 2012.

Net loss for the year ended August 31, 2013 was $3,225,998 compared to a net loss of $8,897,843 in the comparable year ended August 31, 2012. The decrease in net loss is primarily due to a gain of $4,590,000 from the revaluation of warrant liability during the year ended August 31, 2013 compared to a loss of $2,321,921 on the same revaluation of the warrant liability in 2012 offset by an increase in the loss due to share based payments of $1,053,509 for the year ended August 31, 2013 (2012 - $777,640) and write down in mineral properties and deferred exploration costs of $2,194,907 (2012 - $1,293,969).

The Company issued common shares during the year ended August 31, 2013 with a value of $986,334 on conversion of 221,337 shares under the convertible debt agreement (compared to a value of $950,213 on conversion of 233,318 shares under the convertible debt agreement during the year ended August 31, 2012). The Company also issued 241,308 shares (2012 – 182,866 shares) pursuant to the RSU plan with a value of $1,151,010 (2012 - $1,024,793). During the comparative year ended August 31, 2012, 250,000 warrants were exercised for proceeds of $1,000,000 and 35,000 shares valued at $115,834 were issued for services. No warrants were exercised in the current year ended August 31, 2013. In the current year, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below. The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2012	20,059
Equipment purchases	(50)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(5,191)
General corporate expenses	(4,138)
Funds available August 31, 2013	$10,680

Management of the Company believes that the current level of funds is sufficient to achieve its business objectives and milestones over the next 12 months. Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success. Risk factors potentially influencing the Company’s ability to raise equity or debt financing include: the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets. For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2013, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow. Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

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Management Discussion and Analysis

August 31, 2013

TRENDS

•	There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development. The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•	The Company’s future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

•	Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy. As well, concern about global growth may lead to future drops in the commodity markets. Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds. Companies worldwide have been negatively affected by these trends. As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the year ended August 31, 2013	As at and for the year ended August 31, 2012	As at and for the year ended August 31, 2011
Total Revenues	$0	$0	$0
Net (loss) for the period	$(3,225,998)	($8,897,843)	($11,132,371)
Basic and diluted (loss) per share	$(0.03)	($0.09)	($0.12)
Total assets	$58,193,340	$65,711,075	$67,632,380
Total long term financial liabilities	$0	$10,187,286	$8,669,289
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2013 were $4,109,573 compared to $9,593,993 for the year ended August 31, 2012. The amount has decreased as compared with prior year as the Company advances its exploration of the Buckreef project and other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn. Recoveries received during the year ended August 31, 2013 and 2012 from various option agreements and other miscellaneous sources were $41,786 and $50,114, respectively.

Net loss for the year ended August 31, 2013 was $3,225,998 compared to a loss of $8,897,843 for the comparable year ended August 31, 2012. For the three month period ended August 31, 2013 and 2012, the net loss was $2,754,677 and $3,576,139, respectively. The main reason for the decrease in net loss for the year ended August 31, 2013 is the gain on revaluation of warrant liability of $4,590,000 (2012 – loss of $2,321,921) offset by a write down in mineral properties and deferred exploration costs of $2,194,907 (2012 - $1,293,969). For the three month period ended August 31, 2013, net loss also decreased mainly due to the revaluation of warrant liability resulting in a loss of $747,000 (2012 – loss of $1,927,000) offset by a write down in mineral properties and deferred exploration costs of $695,094 (2012 - $((66,601)).

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Management Discussion and Analysis

August 31, 2013

For the year ended August 31, 2013, depreciation expense was $288,519 compared to $379,603 for the year ended August 31, 2012. The decrease of $91,084 was due to the lower capital asset cost base as purchases in the period were minimal and depreciation lowered the capital asset balance. The capital expenditure for the year ended August 31, 2013 was $50,197 as compared to $142,283 in the year ended August 31, 2012.

Consulting fees for the year ended August 31, 2013 were $317,257 compared to $266,011 in the comparable year ended August 31, 2012. Consulting expenses increased due to independent work on resource upgrade and other general consulting. Consulting fees for the three months ended August 31, 2013 were $136,807 compared to $87,943 in the comparable three month period ended August 31, 2012. The increase for the three month period is due to the same reason as above.

Directors’ fees for the year ended August 31, 2013 were $375,342 compared to $365,049 in the comparable year ended August 31, 2012. Director fees remained consistent between the two periods as the number and valuation of RSU’s issued to board members remained comparable.

Office and general expenses for the year ended August 31, 2013 were $388,675 compared to $437,380 in the comparable year ended August 31, 2012. The decrease is mainly due to the company closely managing its office and general costs including closure of the Mwanza office and consolidation of offices at the Buckreef camp, as well as reduced freight expenses. For the three month period ended August 31, 2013, office and general expenses were $124,742 compared to $151,581 in the comparable three month period ended August 31, 2012. The decrease for the three month period is due to the same reason as above.

Shareholder information costs decreased from $581,526 for the year ended August 31, 2012 to $343,291 for the year ended August 31, 2013. The decrease of $238,235 was due to decreased activity during the year ended August 31, 2013 in comparison to 2012 due to transfer agent and listing fees from the issue of shares for converted debt and corporate investor promotion activity completed during the prior year ended 2012. For the three month period ended August 31, 2013, shareholder information costs were $70,711 compared to $(21,143) for the three month period ended August 31, 2012. The negative amount in fiscal 2012 was due to account reclassifications in the period.

Professional fees decreased by $136,749 for the year ended August 31, 2013 to $732,328 from $869,077 for the year ended August 31, 2012. Professional fees decreased between the comparable periods as the Company incurred one time costs during fiscal 2012 related to the transition to IFRS and various legal work related to its Buckreef property. For the three month period ended August 31, 2013 professional fees went from $464,054 for the three month period ended August 31, 2012 to $318,594 for the three month period ended August 31, 2013. The decrease in the current three month period is due to the same reason as above.

Salaries and benefits expense has decreased to $1,388,160 for the year ended August 31, 2013 from $1,596,951 for the year ended August 31, 2012. The decrease is due to a reduced workforce on staff in Tanzania during the current year and termination payments in the prior year. The expenses for the corresponding three month period ending August 31, 2013 and 2012 were $261,860 and $502,877 respectively. The decrease in the current three month period is due to the same reason as above.

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Management Discussion and Analysis

August 31, 2013

Share based payments for the year ended August 31, 2013 were $1,053,509 compared to $777,630 in the comparable year ended August 31, 2012. Share based payments vary depending on the number of equity based compensation options issued and vesting. See note 8 of the financial statements for details. Director fee RSU expense was $208,572 and $289,448, respectively.

For the year ended August 31, 2013, travel and accommodation expense decreased by $43,058 from $169,420 in 2012 to $126,362. For the three months ended August 31, 2013, travel and accommodation expense increased by $3,107 from $35,349 in 2012 to $38,456. Travel and accommodation expense decreased due to timing and increased control of travel requirements, while remaining consistent in the last quarter of 2013.

For the year ended August 31, 2013, the foreign exchange loss was $5,215 compared to an exchange gain of $24,082 for the same year ended August 31, 2012. This increased loss of $29,297 was due to the years’ average Tanzanian Shilling exchange rate having increased from 1,572 at August 31, 2012 to 1,524 at August 31, 2013.

The interest accretion expense for the year ended August 31, 2013 was $55,549, compared to $102,785 for the year ended August 31, 2012. The interest relates to the issuance of convertible debt. Interest accretion is expected to decrease as debt is converted into shares or repaid. Interest income for the year ended August 31, 2013 was $133,116, compared to $274,913 for the year ended August 31, 2012. Interest income has decreased as the average cash balance in interest bearing accounts decreased during the current year.

During the year ended August 31, 2013, the Company agreed to abandon and wrote off $2,194,907 in expenses in various project areas (2012 – wrote off $1,293,969) from abandoning various licenses, see note 4 of the financial statements, as the Company evaluated its mineral properties and has no current plans to explore, but may in the future.

A gain of $4,590,000 (2012 – loss of $2,321,921) was recognized during the year ended August 31, 2013 in connection with the revaluation of the warrant liability.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(2,755)	$(1,497)	$2,632	$(1,606)	$(3,576)	$385	$(8,516)	$2,809
Basic and diluted income (loss) per share	$(0.03)	$(0.01)	$0.03	($0.02)	($0.04)	$0.00	($0.09)	$0.03

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Management Discussion and Analysis

August 31, 2013

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

As of August 31, 2013, the Company’s working capital position was $5,416,104 (August 31, 2012 – $18,165,431), including warrant liability or a working capital of $8,940,104 (August 31, 2012 – $18,165,431) excluding warrant liability. As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.

The Company has prepared a cash flow forecast for fiscal 2014 and believes that it has sufficient funds to continue operations for at least the next twelve months.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

The Company has no contractual obligations as of the latest fiscal year end.

Convertible Debt

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

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Management Discussion and Analysis

August 31, 2013

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2013	2012
Legal services	(i)	$269,880	$553,949
Director compensation	(ii)	$375,342	$365,049
Rent	(iii)	$21,364	$8,886
Technical Committee	(iv)	$55,709	$130,160
Rent	(v)	$23,750	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the year ended August 31, 2013, the legal expense charged by the firm was $269,880 (2012 - $553,949), of which $13,143 remains payable at August 31, 2013 (2012 - $140,245).

(ii) During the year ended August 31, 2013, $375,342 (2012 - $365,049) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the year ended August 31, 2013, $21,364 (2012 - $8,886) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iv) During the year ended August 31, 2013, $55,709 (2012 - $130,160) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

(v) During the year ended August 31, 2013, $23,750 (2012 - $nil) was paid to a company associated with the Company’s CFO for office rental.

At August 31, 2013, the Company has a receivable of $nil (2012 - $22,977) from an organization associated with the Company’s President and CEO.

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Management Discussion and Analysis

August 31, 2013

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Year ended August 31,	2013		2012
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 508,217	$ 654,412	$ 377,230	$ 617,449
Directors	166,770	208,572	75,601	289,448
Total	$ 674,987	$ 862,984	$ 452,831	$ 906,897

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

    (2) Compensation shares may carry restrictive legends.

    (3) All RSU share based compensation is based on the accounting expense recorded in the year.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”). Each RSU represents an entitlement to one common share of the Company, upon vesting. As of November 9, 2012 the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the Award Agreement.

Of the 1,000,000 shares authorized for issuance under the Plan, 873,361 shares have been issued as at August 31, 2013.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

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Management Discussion and Analysis

August 31, 2013

Assessment of Recoverability of Deferred Income Tax Assets

TREC follows the balance sheet method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax liabilities and assets are measured using substantively enacted tax rates. The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized. In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model. See note 8 of the August 31, 2013, audited consolidated financial statements for a full disclosure.

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Management Discussion and Analysis

August 31, 2013

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties. The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. All other overhead and administration costs are expensed as incurred.

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Management Discussion and Analysis

August 31, 2013

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cashgenerating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cashgenerating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cashgenerating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cashgenerating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs. During the year ended August 31, 2013 the Company wrote off $2,194,907 of costs on abandoned mineral properties (2012 – $1,293,969). Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. As of August 31, 2013 no liability for restoration exists.

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Management Discussion and Analysis

August 31, 2013

Financial Instruments

Fair Value of Financial Instruments

The Company designed its other financial assets and warrant liability as FVTPL, which are measured at fair value. Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement. The warrant liability is recorded at fair value based on observable market inputs. Other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost. Fair value of Trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate. As at August 31, 2013 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables. The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST receivable from the Canada Revenue Agency, Tanzanian Revenue Agency and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2013, a 1% increase/decrease in interest rates would decrease/increase net loss for the year by approximately $107,000 (2012 - $200,000).

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Management Discussion and Analysis

August 31, 2013

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2013, the Company had current assets of $11,289,745 (August 31, 2012 - $20,483,824) and current liabilities of $5,873,641 (August 31, 2012 - $2,318,393), including warrant liability or $2,349,641 (August 31, 2012 – $2,318,393) excluding warrant liability. All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital of the Company is $5,416,104 (August 31, 2012 - $18,165,431) including warrant liability or a working capital of $8,940,104 (August 31, 2012 – $18,165,431) excluding warrant liability.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at August 31, 2013.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 100,922,582 common shares outstanding. There were RSUs and warrants outstanding to purchase an aggregate 6,003,157 common shares.

Subsequent Event

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate amount of $1,060,000 bearing interest at 3% per annum and convertible into 204,772 common shares, if the Holders elected to convert.  On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Litigation

The Company in the ordinary course of business has been notified of a claim for additional compensation by a contractor and believes that the ultimate outcome of this action will not have a material adverse effect on its operation results, liquidity or financial position.

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Management Discussion and Analysis

August 31, 2013

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to explore and evaluate its various mineral properties and develop the Buckreef Gold Mine Re-development Project and the Kigosi project in northern Tanzania. In addition, management is of the opinion that the Golden Horseshoe Reef (GHR) at Itetemia represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. Management of the Company has developed a conceptual production plan. This plan is based on advancing Buckreef (including Bingwa and Tembo), Itetemia and Kigosi projects through various stages of development to production. The Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

Exploration Summary

Buckreef Project

A total of 3 PQ size holes were completed at Bingwa prospect for 209m to enable the collection of at least 400kg samples of Oxide ore material, Transition ore material and sulphide ore material for column Heap Leach amenability testwork on the coarse size ore fraction.

Resource Developments

▪	Company management awarded an independent mineral consultant group a contract to undertake the Buckreef Mineral Resource estimate and to produce a NI 43-101 compliant technical report.
▪	Site visit completed by independent consultants, to examine styles of mineralization, verify data and gather Information for compilation into NI 43-101 report report and completion of resource modeling wireframes.

Geological interpretation and data validation

All the geological information including geological interpretation on the Buckreef Project required for the compilation into NI43-101 technical report was provided to independent consultants and database collected from the Company is being reviewed and validated.

Resource Modeling Progress

Database reconstructed for modelling using consistent codes have been completed, collar elevations fixed to fit surveyed topography at Buckreef, wireframes have been modeled for all zones, and rules have been applied so that the wireframes have been constructed in a consistent manner and honor the data.

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Management Discussion and Analysis

August 31, 2013

Resource Wireframing Progress

Tembo prospect has been modeled using single zone with 0.1g/t gold grade shell, Eastern Porphyry prospect modeled into geological domains by three porphyry units enclosed within mafic unit either side, Bingwa deposit modeled in five discrete zones with 0.18g/t gold grade shells and Buckreef main mineralized wireframe constructed using 0.15g/t gold grade shells and oxide, transition and topographic surfaces were modeled using gridding algorithm.

Mineral Resource Estimation

Buckreef Project Mineral Resource Upgrade by independent consultants for the Buckreef, Tembo, Bingwa and Eastern Porphyry prospects progressed well during the period.

Project Development

Management of the Company is considering whether to adopt a coarse fraction column Heap Leach (HL) process option on the Buckreef mining plan as a suitable option compared to the conventional CIL process. The HL process bears the lowest processing costs and has reasonable gold recoveries.

Metallurgical testwork to date has focused on suitability for conventional CIL processing of the ore material. However a Phase 2 metallurgical testwork report identified relatively good results for coarse ore leaching. Recoveries of between 52% and 81% for Buckreef ore were achieved. This was considered by the consultants to be a reasonable recovery for Heap Leach, and it was suggested that further investigations into the viability of this process be carried out.

Heap Leach Sampling and testwork

A total of 592.5kg sample material representing Oxide ore (261kg), transition ore (149.5kg) and sulphide ore (182kg) were collected from drill holes BGDD015, BGDD016 and BGDD017. The samples were packed at site and submitted to an independent metallurgical laboratory in South Africa for required testing.

Scope of work and testwork required

Two scenarios were established to carry out the testwork as per the total mass required to complete the scope of work.

•	Scenario 1
➢	Head assay 0.5kg
➢	Simulated heap leach on 4 crushed size 20kg
➢	Screening and Grading analysis 1kg
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Management Discussion and Analysis

August 31, 2013

➢	Agglomeration and Percolating rate 90kg
➢	Heap height versus Percolation 15kg
➢	Column Heap Leach Trial (4m column) 300kg
➢	Total weight required 425.5kg per each ore materials
•	Scenario 2
➢	Head assay 0.5kg
➢	Simulated heap leach on 4 crushed size 20kg
➢	Screening and Grading analysis 1kg
➢	Agglomeration and Percolating rate 60kg
➢	Heap height versus Percolation 15kg
➢	Column Heap Leach Trial (4m column) 100kg
➢	Total weight required 196.5kg per each ore materials

Scenario 2 was recommended as the total weight for all ore material submitted is 592.5kg and the required weight for that scenario to complete the testwork is 196.5kg * 3 = 589.5kg.

Karagwe BGC Survey

During the report period, Kabanga nickel biogeochemical (BGC) field sampling activities continued with a total of 4,208 samples BGC samples and 365 soil samples collected on two prospecting licences.

The fourth quarter period also saw the progress of BGC sample preparation laboratory at the Buckreef camp. A total of 1578 samples were prepared by drying at 70 degrees celsius for 12 hours, sieved and ground ready for dispatch to the laboratory. 893 samples were packed, inspected by officials from the Ministry of Energy & Minerals (MEM) and Tanzania Revenue Authority (TRA) before an export permit was issued. The 893 samples were then shipped to Acme Analytical Laboratories (“Acme”) in Vancouver, Canada for analysis for multi-element analysis using Coupled Plasma Mass Spectrometry (ICP-MS) to detect 53 elements suite within the collected tissue samples after proper laboratory preparation by controlled ashing and then placing the sample material on an aqua regia digestion.

During the reporting period, a total of 893 analytical results were received from Acme in the case of BGC samples that led to a thorough analysis of the BGC data for that property.

Itetemia

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Management Discussion and Analysis

August 31, 2013

A mining technical review on the Itetemia prospect has demonstrated that the Itetemia open pit project is technically feasible and justifies further economic studies.

Kigosi

The Kigosi Mining Licence application with an area of 9.91 sq km was officially lodged with the Ministry of Energy and Minerals (MEM) on 4th March 2013 after some amendments as required by the Ministry.

The Kigosi Mining License application was given a number and sent to the Minister for signature. The application covers parts of two licences and the licences will cease after the grant of the Mining Licence. Company management, together with Ministry officials will be attending the Kigosi Mining Licence signing ceremony where the Kigosi Project will be officially handled over to the Company. Subsequent to the period end the official signing ceremony took place and the Kigosi Mining Licence has been signed by the respective Ministries.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form filed on SEDAR.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P. Management conducted an assessment of the effectiveness of the DC&P in place as of August 31, 2013 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings. Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies. These limitations include limited personnel available for such work, geographical logistics and human error among others. The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR. Management conducted an assessment of the effectiveness of the ICFR in place as of August 31, 2013 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards. Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements. The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

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Management Discussion and Analysis

August 31, 2013

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the TSX Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”. Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.